AH
3-1-2004

04001850

VF 2-27-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MCDANIELS & CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 LIBERTY SQUARE
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN W. MORRELL (617) 426-5757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSON O'CONNOR, P.C.
(Name – *if individual, state last, first, middle name*)

50 TREMONT STREET	MELROSE	MA	02176
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED FEB 26 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN W. MORRELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCDANIELS & CO. LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER & MEMBER

Title

Notary Public

KAREN L. MAUNDER
Notary Public
My Commission Expires December 3, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCDANIELS & CO. LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2003 and 2002

JOHNSON O'CONNOR, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
50 TREMONT STREET
POST OFFICE BOX 203
MELROSE, MASSACHUSETTS 02176

INDEPENDENT AUDITOR'S REPORT

Members
McDaniels & Co. LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of McDaniels & Co. LLC as of December 31, 2003 and 2002 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDaniels & Co. LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson O'Connor, P.C.

Melrose, Massachusetts
February 5, 2004

MCDANIELS & CO. LLC

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,396	$ 8,348
Prepaid expenses	585	585
Due from affiliate	1,500	-
Total current assets	10,481	8,933
	$10,481	$ 8,933
LIABILITIES AND OWNERS' EQUITY		
CURRENT LIABILITIES:		
Due to affiliate	$ 585	$ 585
Accrued expenses	1,500	-
Total current liabilities	2,085	585
MEMBERS' EQUITY	8,396	8,348
	$10,481	$ 8,933

See accompanying notes to financial statements.

MCDANIELS & CO. LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY

For the Years Ended December 31, 2003 and 2002

	2003	2002
MANAGEMENT FEES	$ 2,915	$ -
OPERATING EXPENSES:		
Regulatory fees	1,415	1,030
Annual report	1,500	(500)
Amortization	-	42
	2,915	572
Operating income (loss)	-	(572)
OTHER INCOME	48	88
Net income (loss)	48	(484)
MEMBERS' EQUITY - Beginning of year	8,348	8,832
MEMBERS' EQUITY - End of year	$ 8,396	$ 8,348

See accompanying notes to financial statements.

MCDANIELS & CO. LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 48	$ (484)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization	-	42
(Increase) decrease in prepaid expenses	(1,500)	(155)
Increase (decrease) in accounts payable and accrued expenses	1,500	85
Net cash provided (used) by operating activities	48	(512)
Net increase (decrease) in cash	48	(512)
CASH AND CASH EQUIVALENTS - Beginning of year	8,348	8,860
CASH AND CASH EQUIVALENTS - End of year	$ 8,396	$ 8,348

See accompanying notes to financial statements.

1. NATURE OF THE BUSINESS

The Company was formed as a limited liability company in Massachusetts in 1997 to provide investment banking services to corporations and other entities, primarily related to merger and acquisition activities, the private placement of securities, and other financial advice. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, Section 15(b) and is a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of McDaniels & Co. LLC have been prepared on the accrual basis, recognizing income when earned and expenses when incurred. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Cash and Cash Equivalents -

Money market funds and other investments with a maturity of three months or less when purchased are considered to be cash equivalents. Included in cash equivalents on the balance sheet at December 31, 2003 and 2002 are tax-free money market funds totaling $8,396 and $8,348, respectively.

Statements of Cash Flows -

There were no cash payments for interest or taxes during the year.

Use of Estimates -

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 in subsequent years. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital and aggregate indebtedness, as defined, were $6,143 and $2,085 respectively at December 31, 2003. The Company's net capital and aggregate indebtedness, as defined, were $7,595 and $585, respectively at December 31, 2002. Net capital exceeded minimum net capital required of $5,000 by $1,143 at December 31, 2003 and by $2,595 at December 31, 2002.

4. ANNUAL REPORT - SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the balance sheets of the Company are available for examination at the Company's principal place of business, 10 Liberty Square, Boston, Massachusetts 02109, and at the regional office of the Commission located at 73 Tremont Street, Suite 600, Boston, Massachusetts 02108.

5. RELATED PARTY TRANSACTIONS

The Company operates in office space leased by McDaniels & Co. Inc., a subchapter S corporation under common control. Administrative, accounting and other functions are performed by employees of McDaniels & Co. Inc. In addition, immaterial amounts of receivables and payables flow between the two companies.

6. INCOME TAXES

As a limited liability company, the Company is taxed as a partnership for federal and state tax purposes. Therefore, the Company does not pay federal or state income taxes on its taxable income; instead, its members are liable for individual income taxes on their respective shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

MCDANIELS & CO. LLC

SUPPLEMENTAL SCHEDULES

December 31, 2003

MCDANIELS & CO. LLC

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 (a) (2)

December 31, 2003

NET CAPITAL:	
Members' equity	$ 8,396
Deductions and charges:	
Non-allowable assets -	
Prepaid expenses	(585)
Due from affiliate	(1,500)
2% haircut on tax-free money market fund	(168)
Net capital	$ 6,143
AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 2,085
CAPITAL REQUIRED:	
The greater of $5,000 or $6.667% of aggregate indebtedness	$ 5,000
Net capital in excess of required amount	$ 1,143
Ratio of aggregate indebtedness to net capital	34%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between these computations of net capital pursuant to Rule 15c3-1 and the corresponding computations prepared by McDaniels & Co. LLC and included in its unaudited FOCUS Report Part II A as of the same date.

The accompanying notes should be read with this supplemental schedule.

MCDANIELS & CO. LLC

SUPPLEMENTAL SCHEDULE II

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15c3-3 (k) (2) (i)

December 31, 2003

The company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (2) (A) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.

The accompanying notes should be read with this supplemental schedule.

JOHNSON O'CONNOR, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
50 TREMONT STREET
POST OFFICE BOX 203
MELROSE, MASSACHUSETTS 02176

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

Members
McDaniels & Co. LLC
Boston, Massachusetts

We have examined the financial statements of McDaniels & Co. LLC as of December 31, 2003 and have issued our report thereon dated February 5, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by McDaniels & Co. LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McDaniels & Co. LLC taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Johnson O'Connor, P.C.

Melrose, Massachusetts
February 5, 2004